UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75163 / June 12, 2015

Admin. Proc. File No. 3-16455

In the Matter of

AUSTIN ACQUISITIONS, INC.,
JUNIPER GROWTH CORP.,
NORTHEAST ISLAND CORP., and
THRIVE WORLD WIDE, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Austin Acquisitions, Inc., Juniper Growth Corp., Northeast Island Corp., or Thrive World Wide, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Austin Acquisitions, Inc., Juniper Growth Corp., Northeast Island Corp., and Thrive World Wide, Inc.,[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the

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[1]   17 C.F.R. § 201.360(d).

[2]   *Austin Acquisitions, Inc., Juniper Growth Corp., Northeast Island Corp., and Thrive World Wide, Inc.*, Initial Decision Release No. 783 (Apr. 30, 2015), 111 SEC Docket 08, 2015 WL 1939416. The stock symbol and Central Index Key number are: 1507858 for Austin Acquisitions, Inc.; 1381796 for Juniper Growth Corp.; 1486018 for Northeast Island Corp.; and TWWI and 1333675 for Thrive World Wide, Inc.

Securities Exchange Act of 1934, the registrations of each class of registered securities of Austin Acquisitions, Inc., Juniper Growth Corp., Northeast Island Corp., and Thrive World Wide, Inc., are hereby revoked.

    For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 783
ADMINISTRATIVE PROCEEDING
File No. 3-16455

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of AUSTIN ACQUISITIONS, INC., JUNIPER GROWTH CORP., NORTHEAST ISLAND CORP., and THRIVE WORLD WIDE, INC.	INITIAL DECISION OF DEFAULT April 30, 2015

APPEARANCES: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

William Ruffa for Austin Acquisitions, Inc.

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents Austin Acquisitions, Inc., Juniper Growth Corp., Northeast Island Corp., and Thrive World Wide, Inc. The revocations are based on Respondents' failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On March 24, 2015, the Commission initiated this proceeding with an Order Instituting Administrative Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents have securities registered with the Commission pursuant to Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder. On April 15, 2015, I issued an order noting that, with the exception of Austin Acquisitions, Inc., Respondents had not participated in the telephonic prehearing conference held on April 14, 2015, and that no Respondent had filed an Answer to the OIP, due by April 8, 2015. *Austin Acquisitions, Inc.*, Admin. Proc. Rulings Release No. 2543, 2015 SEC LEXIS 1395. I ordered Respondents to show cause by April 27, 2015, why the registrations of their securities should not be revoked by default due to their failures to file

Answers or otherwise defend the proceeding, warning that failure to do so would result in Respondents being deemed in default, having the proceeding determined against them, and having the registrations of their securities revoked. *Id.* (citing OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f), .221(f)). To date, Respondents have not filed Answers or responded to the Order to Show Cause.

FINDINGS OF FACT

Respondents are in default for failing to file Answers or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, as authorized by Rule 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

Austin Acquisitions, Inc., Central Index Key (CIK) No. 1507858, is a revoked Nevada corporation located in Austin, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Austin Acquisitions is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed an amended Form 10-Q for the period ended June 30, 2012, which reported a net loss of $8,632 for the prior nine months.

Juniper Growth Corp., CIK No. 1381796, is a Cayman Islands corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Juniper Growth is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2012, which reported a net loss of $4,631 for the prior nine months.

Northeast Island Corp., CIK No. 1486018, is a revoked Nevada corporation located in Libertyville, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Northeast Island is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 31, 2011, which reported a net loss of $57,469 from the company's January 29, 2010 inception through October 31, 2011.

Thrive World Wide, Inc., CIK No. 1333675, is a revoked Nevada corporation located in Lake Geneva, Wisconsin, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Thrive World Wide is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed an amended Form 10-Q for the period ended June 30, 2012, which reported a net loss of $360,465 for the prior nine months. As of January 15, 2015, the company's stock (symbol "TWWI") was traded on the over-the-counter markets.

Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Respondents failed to file timely periodic reports. As a result, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

Respondents' failures to file required periodic reports are serious because the failures constitute violations of a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Gateway Int'l Holdings*, 2006 SEC LEXIS 1288 at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are also culpable because they failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Respondents have not answered the OIP or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations. They have also made no assurances against further violations.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Austin Acquisitions, Inc., Juniper Growth Corp., Northeast Island Corp., and Thrive World Wide, Inc., are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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James E. Grimes
Administrative Law Judge